UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0058
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Washington, D.C. 20549	Estimated average burden
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FORM 12b-25	SEC FILE NUMBER 0-8814
CUSIP NUMBER
NOTIFICATION OF LATE FILING	746228 30 3

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	August 31, 2006
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pure Cycle Corporation
Full Name of Registrant

N/A
Former Name if Applicable

8451 Delaware Street
Address of Principal Executive Office (Street and Number)

Thornton, Colorado 80260
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

State below in reasonable detail the reasons why Forms 10 K, 20 F, 11 K, 10 Q, 10-D, N SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On the last day of the registrant’s fiscal year, August 31, 2006, the registrant closed on an Asset Purchase Agreement with High Plains A&M, LLC (the “Seller”) pursuant to which the registrant acquired (i) approximately 60,000 acre-feet of water rights in the Arkansas River and its tributaries, (ii) approximately 17,500 acres of real property, and (iii) certain contract rights, tangible personal property, mineral rights, and other water interests associated with the real property.

The transaction significantly increased the assets of the registrant and included a number of complex features which significantly increased the amount of time necessary to complete the registrant’s financial statements.  Most notably, certain of the properties acquired by the registrant are subject to outstanding promissory notes which are secured by deeds of trust on the properties.  The registrant did not assume these promissory notes, and it is not responsible for making the required payments.  Seller remains responsible for these notes.  However, the registrant is reporting information about the debt represented by these notes because it may elect to cure the notes in the event of a default by the Seller.  Because this debt is the obligation of a third party, and not the registrant, the registrant is unable to obtain the necessary information to confirm the debt in time to complete the financial reporting for the transaction without unreasonable effort and expense.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mark W. Harding	303	292-3456
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pure Cycle Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 14, 2006	By	/s/ Mark W. Harding
Mark W. Harding, President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).